Waton Financial Limited

March 31, 2025

Via EDGAR

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Attention:	Tonya Aldave

Re:	Waton Financial Limited Registration Statement on Form F-1 (the “Registration Statement”) Initially Filed on November 22, 2024 File No. 333-283424

Ladies and Gentlemen:

Waton Financial Limited (the “Company”) hereby respectfully confirms, that, as of the date of the Registration Statement, as amended, and as of the date hereof, the Company has concluded that disclosing the most recent percentages of clients and revenue attributable to Mainland China in the Registration Statement is not material to understanding the potential risks associated with the relevant PRC regulations, including the regulations promulgated by the China Securities Regulatory Commission. The Company respectfully advises that, for the period from April 2024 to February 2025, the Company derived approximately 4.32% of its total revenue from clients in mainland China, and approximately 9% of the Company’s clients were Chinese nationals that were generating revenue as of the end of February 2025.

Very truly yours,

Waton Financial Limited

By:	/s/ WEN Huaxin
	Name:	WEN Huaxin
	Title:	Chief Financial Officer